Investor Contacts:	Media Contact:
KCSA Strategic Communications	KCSA Strategic Communications
Jeffrey Goldberger / Marybeth Csaby	Lewis Goldberg
+1 212.896.1249 / +1 212.896.1236	+1 212.896.1216
jgoldberger@kcsa.com /mcsaby@kcsa.com	lgoldberg@kcsa.com
CEO STEPHANE RICHER STEPS DOWN AS A DIRECTOR OF CASCAL N.V.—
— To remain CEO through July 31, 2010 and serve as an advisor thereafter
London, U.K., June 7, 2010- Cascal N.V. (NYSE: HOO) (the Company) today announced that Stephane Richer is stepping down as a director of the Company but will continue in his role as CEO until July 31, 2010. Thereafter, through March 31, 2011, Mr. Richer will serve, as needed, as an advisor to the Company.
Mr. Richer, departing Cascal to return to France and pursue personal interests, stated “My departure from Cascal after eight years is a personal decision. As the Company pursues its defense against the bid launched by Sembcorp, I will continue to work with our Board, our management and our advisors to serve the interests of our shareholders. Moreover, I stand ready to provide advice and support to the Company as it seeks to execute on its strategic and operating plans.”
“The Board would like to express its gratitude and appreciation to Stephane for his leadership and commitment to the success of Cascal. The Company and its advisors will be working with him as Cascal defends the interests of our shareholders against the inadequate and coercive bid by Sembcorp. We also look forward to Stephane’s leadership and support during this transition period and wish him all the best in his future endeavors”, stated Michael Wager, spokesperson for Cascal.
The Board expects to name a successor prior to Mr. Richer’s July 31st departure.
About Cascal N.V.
Cascal provides water and wastewater services to its customers in eight countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama, Antigua and The Philippines. Cascal’s customers are predominantly homes and businesses representing a total population of approximately 4.7 million.

SECURITY HOLDERS SHOULD READ CASCAL N.V.’S SOLICITATION/RECOMMENDATION STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION. INVESTORS MAY OBTAIN THE RECOMMENDATION AND OTHER FILED DOCUMENTS FREE OF CHARGE AT THE COMMISSION’S WEB SITE (www.sec.gov) AS WELL AS DIRECTLY FROM CASCAL N.V. BY CONTACTING JEFFREY GOLDBERGER, KCSA STRATEGIC COMMUNICATIONS, 880 THIRD AVENUE, NEW YORK, NEW YORK 10022, +1 212.896.1249, JGOLDBERGER@KCSA.COM. Learn more at www.cascal.co.uk
Learn more at www.cascal.co.uk

Forward-looking statements
This release contains forward-looking statements that are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Form 20-F for the fiscal year ended March 31, 2009, filed with the SEC on July 1,2009. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.
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